Exhibit 99.2

BAJA MINING CORP.

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN, pursuant to section 167(8) of the Business Corporations Act (British Columbia) (the "Business Corporations Act") that a Special Meeting (the "Meeting") of the Shareholders of Baja Mining Corp. (the "Corporation") will be held at Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1 on Tuesday, the 3rd day of April, 2012 at 10:00 a.m. (Vancouver Time).

The record date for determining Shareholders entitled to notice of the Meeting and to vote at the Meeting is set as February 3, 2012 (the "Record Date").

A Notice of Meeting, an Information Circular, the text of the requisition from certain shareholders of the Corporation who have requisitioned the Meeting (the "Requisitioning Shareholders") and proxies relating to this Meeting will be mailed to Shareholders nearer to the Record Date in accordance with the timing requirements under the Business Corporations Act and National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" promulgated under the Securities Act (British Columbia).

DATED at Vancouver, British Columbia, this 9th day of January, 2012

BY ORDER OF THE BOARD

"John Greenslade"
President, Chief Executive Officer & Director